SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated November 17, 2006, entitled “SMIC announces acceptance of filing of a complaint by the High Court of Beijing, China against TSMC’s breach of bona fide (ie. integrity, good faith) principle and commercial defamation.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: November 17, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated November 17, 2006, entitled “SMIC announces acceptance of filing of a complaint by the High Court of Beijing, China against TSMC’s breach of bona fide (ie. integrity, good faith) principle and commercial defamation.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC announces acceptance of filing of a complaint by the High Court of Beijing, China against TSMC’s breach of bona fide (ie. integrity, good faith) principle and commercial defamation

•           Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (the “Company”) announced today that the High Court in Beijing, People’s Republic of China accepted on November 16, 2006 the filing of a complaint (“Complaint”) by the Company and its wholly-owned subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation and Semiconductor Manufacturing International (Beijing) Corporation (together, “SMIC”) the unfair competition arising from the breach of bona fide (ie. integrity, good faith) principle and commercial defamation by Taiwan Semiconductor Manufacturing Company Ltd., TSMC North America and WaferTech L.L.C. (together, “TSMC” or the “Defendants”).

•           This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to enable investors and the public to appraise the position of the group.

Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (the “Company”) announced today that the High Court in Beijing, the People’s Republic of China (“China”) accepted on November 16, 2006 the filing of a complaint (“Complaint”) by the Company and its wholly-owned subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation and Semiconductor Manufacturing International (Beijing) Corporation (together, “SMIC”) regarding the unfair competition arising from the breach of bona fide (ie. integrity, good faith) principle and commercial defamation (the “infringing acts”) by Taiwan Semiconductor Manufacturing Company Ltd., TSMC North America and WaferTech L.L.C. (together, “TSMC” or the “Defendants”). In the Complaint, SMIC is seeking, amongst other things, an injunction to stop the Defendants’ infringing acts, public apology from the Defendants to SMIC, compensation from the Defendants to SMIC, including profits gained by the Defendants from their infringing acts.

In the Complaint, SMIC set out how the Defendants’ development in China is restricted by the Taiwan Government; how the Defendants, rather than competing fairly in the marketplace, have undertaken a concerted effort to infringe SMIC’s legal rights unfairly; how the Defendants breach the bona fide (ie. integrity, good faith) principle and commit commercial defamation; how the Defendants did not register any inquiry over a period of 17 months after entering into the settlement agreement with SMIC in January 2005 but suddenly made unfounded accusations against SMIC alleging its breach of the settlement agreement; how numerous times during the negotiation process, the Defendants clearly expressed to SMIC that they would resolve disputes through negotiations, that they would not publicise the issue, and that they would not resort to litigation again; how soon after, the Defendants acted without bona fide intent, failed to engage in good faith and adequate negotiation with SMIC and again without prior warning brought a lawsuit against SMIC without sufficient facts and reasons; and how the Defendants had, without sufficient proof, intentionally disseminated through various channels untrue and misleading statements to damage SMIC’s reputation and goodwill.

SMIC will vigorously pursue the Complaint in order for the Beijing High Court, upon full consideration of all evidence, to grant a fair judgment and support SMIC’s claim for defending its legal rights.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

November 17, 2006

* For identification only